ALPHA BANK



Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, March 16, 2005
Our reference No.13.1.35

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399



Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

P.C. LOURIS A.I. BILIONI

ENCLOSURES: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail : secretariat@alpha.gr


ATHENS 2004
OFFICIAL BANK



ALPHA BANK

INVITATION
TO THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

In accordance with Law 2190/1920 "On Corporate Legislation" as amended and article 12 of the Bank's Articles of Incorporation, the Shareholders of Alpha Bank A.E. are invited to the Annual Ordinary General Meeting (A.G.M.), on Tuesday, April 19, 2005, at 12:00 noon, at the Athens Hilton Hotel, at 46 Vassilissis Sophias Avenue.

AGENDA

1. Submission and approval of the Balance Sheet as of 31.12.2004 and the annual financial statements together with the relevant reports of the Board of Directors and the Auditors.
2. Discharge of Board of Directors and the Auditors from any liability for the financial year 2004.
3. Election of Auditors, regular and alternate, for the financial year 2005 and approval of their remuneration.
4. Ratification of the election of a new member of the Board of Directors following the resignation of a member.
5. Election of a new Board of Directors due to expiration of its term and appointment of independent members.
6. Approval of Board of Directors' fees.
7. Approval of a share repurchase scheme according to paragraph 5, article 16 of Codified Law 2190/1920.
8. Issue of new bonus shares following the decrease of the par value of the outstanding shares of the Bank and capitalization of reserves. Adaptation of article 5 of the Bank's Articles of Incorporation regarding the Bank's share capital, due to the aforementioned share capital increase and announcement of adaptation of the Bank's share capital following the exercise of stock option rights. Grant of an irrevocable authorisation to the Board of Directors for the settlement of potential fractional rights.
9. Approval of a stock option scheme in favour of executive members of the Board of Directors and managerial executives of the Bank, including affiliated with the Bank companies, for the obtainment of Alpha Bank shares (paragraph 9, article 13 of Codified Law 2190/1920).
10. Grant of authorisation, according to paragraph 1, article 23 of Codified Law 2190/1920, to members of the Board of Directors, the General Management or Managers to participate in the Board of Directors or in the management of Group Companies having similar purposes.

All Shareholders have the right to participate in the Annual General Meeting and vote, in person or by proxy. Every share gives the right to one vote.
Shareholders who wish to attend the Annual General Meeting should, through their operator in the Dematerialised Securities System (S.A.T.), bind whole or part of the shares they possess in exchange for a share binding certificate, which they should deposit by Wednesday, April 13, in any Branch of Alpha Bank. In cases where no operator has been appointed and the shares have been placed in the special account, share binding certificates will be issued by the Central Securities Depository (Mavrokordatou Square & 17 Acharnon Street).

Shareholders can also deposit their share binding certificates in any bank in Greece or the Deposit and Loans Fund and abroad in Alpha Bank Branches or in Alpha Bank London, Alpha Bank Cyprus, Alpha Bank Romania and Alpha Bank A.D. Skopje and Jubanka A.D., or any other bank and present the receipt they will be supplied with as well as any documents of representation at the Main Branch of Alpha Bank, 40 Stadiou Street (Shareholders' Service Section, tel.: 210 326 5810, 210 326 5546, 210 326 5549, and 210 326 5812-3) by April 13, 2005.

It should be noted that in case, prior to the date of the Annual General Meeting, or, respectively, each potential Iterative General Meeting, the relevant authorities register in the Companies' Registry the approval of the merger through absorption of Delta Singular S.A. by the Bank, an event to be disclosed to the press, and, respectively, the newly issued shares resulting from the merger are not yet available for trading in the Athens Exchange, the former shareholders of Delta Singular and shareholders of the Bank will be entitled to participate and vote in the present Annual General Meeting, including each potential Iterative General Meeting, based on a shareholders' register, with the simple display of an identification card and, where appropriate, a proxy, and with no further requirements and obligations.

Athens, March 15, 2005
The Board of Directors